Contacts:

Lorus Therapeutics Inc. Media Contact:      US Investor Relations

Bruce Rowlands  Eliza Walsh / Amy Banek     Tim Clemensen

Senior Vice President  Mansfield Communications     Rubenstein Investor Relations

(416) 798-1200 ext. 338  (416) 599-0024 / (212) 370-5045   (212) 843-9337

browlands@lorusthera.com eliza@mcipr.com       tim@rir1.com

LORUS TO PRESENT AT THE RODMAN & RENSHAW TECHVEST GLOBAL HEALTHCARE CONFERENCE

-Live presentation to be webcast-

TSX:  LOR

AMEX: LRP

TORONTO, CANADA, May 13, 2004 – Lorus Therapeutics Inc. (“Lorus”) will be presenting at the Rodman & Renshaw Techvest Healthcare Conference on May 12-14, 2004 at Claridge’s Hotel in London, UK. Dr. Jim Wright, president and CEO of Lorus, will present a comprehensive review of Lorus’ oncology pipeline on May 13th.

The live presentation will be webcast, and a recording will be made available following the event.  Presentations will be archived and available after the conference for a period of 90 days.  The webcast and recording will be accessible through Lorus’ website, located at www.lorusthera.com.  To access the live webcasts, please log on to Lorus’ site prior to the presentation to register and download any necessary audio software.

The Rodman & Renshaw conference brings together institutional investors, venture capitalists, corporate executives, business development officers and scientists to network and investigate different healthcare areas and issues.  Areas of investigation at the conference will include infectious diseases, cardiovascular diseases, medical devices, CNS (Central Nervous System), oncology, drug delivery, specialty pharmaceuticals, gene therapy and therapeutic vaccines.

About Lorus

Lorus is a biopharmaceutical company focused on the research and development of cancer therapies.  Lorus’ goal is to capitalize on its research, pre-clinical, clinical and regulatory expertise by developing new drug candidates that can be used, either alone, or in combination, to successfully manage cancer.  Through its own discovery efforts and an acquisition and in-licensing program, Lorus is building a portfolio of promising anticancer drugs.  Late-stage clinical development and marketing may be done in cooperation with strategic pharmaceutical partners.  Lorus currently has three products in human clinical trials with a pipeline of seven clinical trials in phase II clinical trial programs and one phase III registration clinical trial.  Lorus Therapeutics Inc. is a public company listed on the Toronto Stock Exchange under the symbol LOR, and on the American Stock Exchange under the symbol LRP.

Forward Looking Statements

Except for historical information, this press release contains forward-looking statements, which reflect the Company’s current expectation and assumptions, and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated.  These forward-looking statements involve risks and uncertainties, including, but not limited to, changing market conditions, the Company’s ability to obtain patent protection and protect its intellectual property rights,  commercialization limitations imposed by intellectual property rights owned or controlled by third parties, intellectual property liability rights and liability claims asserted against the Company, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process, product development delays, the Company’s ability to attract and retain business partners and key personnel, future levels of government funding, the Company’s ability to obtain the capital required for research, operations and marketing and other risks detailed from time-to-time in the Company’s ongoing quarterly filings, annual information form, annual reports and 40 -F filings. We undertake no obligation to publicly update or revise any forward looking statements, whether as a result of new information, future events or otherwise.

Lorus Therapeutics Inc.’s press releases are available through the Company’s Internet site: http://www.lorusthera.com.